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EXHIBIT 11

CHANGE IN CONTROL AGREEMENT

    This Agreement ("Agreement"), dated as of April 10, 2001 is made by and between SMC Corporation (the "Company"), an Oregon corporation, SMC's subsidiaries and L. Michael Cary (the "Executive").

Recitals

    The Chief Executive Officer of the Company acting on behalf of the Board of Directors has determined that it is in the best interest of the Company and its shareholders to ensure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat, or occurrence of a Change in Control (as defined below) of the Company. The Company believes it is important to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by any pending or threatened Change in Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change in Control, and to provide the Executive with compensation arrangements upon a Change in Control that ensure that the compensation expectations of the Executive will be satisfied and that are competitive with those of other corporations.

Agreement

    NOW, THEREFORE, in consideration of the promises and covenants herein contained, and for other good and valuable consideration, the Company, and the Executive hereby agree as follows.

    1.  Definitions.

      1.1  Base Amount means the Executive's total annual base compensation computed by multiplying his monthly salary in effect as of April 1, 2001 by twelve (12).

      1.2  Board means the Board of Directors of the Company.

      1.3  Change in Control shall mean any of the following events that occur during the Term of this Agreement:

        (a) The acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person"), of the voting common stock of the Company which results in such Person owning more than fifty percent (50%) of the then outstanding shares of common stock and the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of the Company.

        (b) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case

        (c) Approval by Board of a complete liquidation or dissolution of the Company.

      1.4  Code means the Internal Revenue Code of 1986, as amended.

      1.5  Company means SMC Corporation and its subsidiaries and any successor thereto.

      1.6  Disability has the same meaning as the definition of disability under the Company's long term disability plan.

      1.7  Good reason shall mean any of the following:

        (a) the assignment to the Executive of any duties inconsistent with the Executive's duties at the time of a Change in Control or a material reduction from the Executive's duties at the time of Change in Control, or a material reduction of job title held by the Executive at the time of Change in Control.

        (b) a reduction of eleven percent (11%) or more in the Executive's total compensation as in effect immediately prior to the Change in Control;

        (c) the Company's requiring the Executive to be based anywhere other than in or within 20 miles of the Executive's principal place of employment at the time of the Change in Control, except for required travel on the Company's business to an extent substantially consistent with the Executive's prior business travel obligations or, in the event the Executive consents to relocation, the failure of the Company to pay (or reimburse Executive for) all reasonable moving expenses incurred by the Executive relating to a change in the Executive's principal residence in connection with such relocation.

        (d) the rescission of this agreement by action of the Board of Directors or officer of the Company or its successors.

      1.8  Protected Period shall be the period of time beginning three (3) months prior to the date of a Change in Control and ending 24 months after such date.

      1.9  Term has the meaning set forth in Section 8 of this Agreement.

      1.10  Termination of Employment shall be deemed to have occurred for purpose of this Agreement and the Executive shall be entitled to the Severance Compensation hereunder if following a Change in Control that occurs during the Term of this Agreement, the Executive (a) is terminated by the Company during the Protected Period for any reason other than willful dishonesty, refusal to carry out specific directions of the Board or has intentionally neglected the Company's business without good cause or the commission of a felony for which he is convicted and which, in either case, may cause material harm to the Company, or (b) terminates employment during the Protected Period where such termination in any way follows or results from a Good Reason.

    2.  Benefits.

      2.1  Severance Compensation. Upon a Termination of Employment within the Protected Period, the Company shall pay or cause the Company to pay to Executive a sum equal to 75% of the Base Amount, in nine (9) equal monthly installments, commencing on the Termination of Employment (the "Severance Compensation"), otherwise the payments shall be paid in accordance with the Company's normal payroll practice. If at any time within the first twelve (12) months from the effective date of a Change in Control the Executive resigns voluntarily for any reason which does not qualify as a Good Reason, the Executive shall be entitled to receive Severance Compensation for a period of three (3) months.

      2.2  Options. If Executive holds certain vested and unvested options to purchase shares of stock in the Company, then effective upon the agreement to a Change of Control, Company shall take all steps necessary to cause and Company shall cause all such unvested options to purchase shares of stock in the Company to become vested immediately. Company shall also cause the period in which the Executive is or may be required to exercise the option to purchase shares of stock to be extended for only so long a period as necessary, so that the Executive may contemporaneously exercise the option and sell the optioned shares. The intent of the parties in agreeing to this Section 2.2 is to structure any arrangement which allows the Executive to realize the full available benefit of all stock options granted in shares of Company's stock, without being required to liquidate assets or transfer funds to accomplish the exercise of the purchase of the optioned shares.

      2.3  Health Coverage. Upon Termination of Employment the Executive shall be entitled to receive continuing group medical and dental insurance coverage for a period equal to the number of months for which the Executive is entitled to receive Severance Compensation under Section 2.1 above at a cost to the Executive which is no greater than the cost of those benefits to the Executive at date of termination. Such coverage to be essentially equal to the coverage in place at the date of termination.

      2.4  Property. Upon Termination of employment, the Executive shall be entitled to purchase his company provided automobile for the lesser of 50% wholesale value as determined by current NADA valuation guides or five thousand dollars ($5,000). In addition, the executive may purchase the laptop or desktop computer along with any associated monitor and docking station for five hundred dollars ($500).

      2.5  Release. As a condition of receiving the Severance Compensation, Executive will be required to execute a general release in favor of the Company in the form attached hereto as Exhibit A.

      2.6  Post Termination Employment. If after Termination the Executive secures employment, the amounts paid under Section 2.1 will be reduced by the amount received from the new employer during that period the Executive is entitled to receive Severance Compensation under Section 2.1.

    3.  Death Benefits.

    If the Executive's employment with the Company is terminated after a Change in Control and during the Protected Period due to death, the Executive shall receive no Severance Compensation under Subsection 2.1 of this Agreement; provided, however, that if the Executive dies after a Termination of Employment, but prior to payment of all benefits under Section 2 of this Agreement, then the Executive's surviving spouse (or if no spouse survives the Executive, the Executive's estate) shall be entitled to the Severance Compensation.

    4.  Disability Benefits.

    If the Executive's employment with the Company is terminated after Change in Control and during the Protected Period due to Disability, the Executive shall receive Severance Compensation under Subsection 2.1 of this Agreement.

    5.  No Contract of Employment.

    This Agreement shall not be construed so as to create a contract, promise, or guarantee of employment for any particular term or duration, in any particular position or assignment, or at any particular level of compensation or benefits.

    6.  Non-Alienation of Benefits.

    No right or benefit at any time under the Agreement shall be subject to alienation, sale, transfer, assignment, pledge, or any encumbrance of any kind. If the Executive shall attempt to or shall alienate, sell, transfer, assign, pledge, or otherwise encumber his or her rights, benefits, or amounts payable under the Agreement, or any part thereto or if by reason of his bankruptcy or other events happening at any time, such benefits would otherwise be received by anyone else, the Company in its sole discretion may terminate his interest in any such right or benefit and hold or pay it to, or for the benefit of, such person, his spouse, children, or other dependents, or any of them as the Company may determine.

    8.  Term of this Agreement.

    The Term of this Agreement shall commence on the date of this Agreement and end on December 31, 2001; provided, however, that the Term shall automatically be extended without further action by the parties for additional one-year periods, unless written notice of the Company's intention not to extend has been given to the Executive at least six months prior to the expiration of the then effective Term.

    9.  Resolution of Disputes.

    (a) Any disputes arising under or in connection with this Agreement shall be resolved, in the Executive's discretion, either (i) by arbitration, to be held in Bend, Oregon in accordance with the rules and procedures of the Arbitration Service of Portland, or (ii) by litigation in the state or federal courts in Oregon. If arbitration is selected, the Company shall pay the fees and costs of the arbitration.

    (b) In the event of any litigation or arbitration to enforce or interpret this Agreement, the prevailing party shall be entitled to recover, in addition to such other relief as may be awarded by the court or arbitrator, its reasonable attorneys fees and disbursements as determined by the court or arbitrator at trial or arbitration and on any appeal or petition for review. In no event shall the Executive be required to reimburse the Company for any of the costs and expenses incurred by the Company relating to arbitration or litigation.

    10.  Miscellaneous.

      10.1  Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to principles of conflict of laws.

      10.2  Amendments/Waiver. This Agreement may not be amended, waived, or modified otherwise than by a written agreement executed by the parties to this Agreement or their respective successors and legal representatives. No waiver by any party to this Agreement of any breach of any term, provision or condition of this Agreement by the other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, or any prior or subsequent time.

      10.3  Notices. All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other party, by facsimile transmission, by overnight courier, or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:	L. Michael Cary 2822 River Walk Loop Eugene, OR 97401
If to the Company:	SMC Corporation PO Box 5639 20545 Murray Rd. Bend, OR 97708

      10.4  Payment Obligation Absolute. Subject to Section 5 and to Subsection 2.3, the obligations of the Company to pay the benefits described in Section 2 shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense, or other right which the Company may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement.

      10.5  Tax Withholding. The Company may withhold from any severance compensation benefits payable under Section 2.1 of this Agreement all federal, state, city, or other taxes that are required by any law or governmental regulation or ruling.

    IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and the Company has caused this Agreement to be executed in its name and on its behalf all as of the day and year first above written.

COMPANY:	SMC Corporation and its subsidiaries,
	By:	/s/ CURTIS W. LAWLER
Its:
EXECUTIVE:
/s/ L. MICHAEL CARY L. Michael Cary

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CHANGE IN CONTROL AGREEMENT